[ON LETTERHEAD OF AMERICAN EXPRESS COMPANY]

July 16, 2010
By EDGAR Correspondence

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:       American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-07657

Dear Mr. Vaughn:

We refer to the comment letter, dated June 15, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Company (the “Company”) filing referenced above (the “2009 Form 10-K”).

We appreciate the time you spent in telephone conversations with our Corporate Comptroller, Joan C. Amble, on June 22 and 29 and July 1, 2010, that your colleague Brittany Ebbertt spent in her conversation with Ms. Amble on July 13, and that your colleague Michael Seaman spent in his conversation with Hal Schwartz of our General Counsel’s Office on June 24, 2010.  We found the discussions to be very helpful.

We have set forth below the text of each of the Staff’s comments as set forth in the Comment letter, followed by the Company’s response.  The Company expects that it will revise, as may be appropriate, its future filings (either its Form 10-Q for the quarterly period ended June 30, its Annual Report on Form 10-K for the year ending December 31, 2010 or its proxy statement to be prepared in connection with the Company’s 2011 annual meeting of shareholders), as noted in the responses below.  In those responses to the Staff’s comments where the Company has proposed changes to its existing disclosures, the new or modified additional disclosures are underscored and italicized in the discussion below.

Please be advised that the Company is requesting confidential treatment of portions of this letter, which are denoted herein by bracketed asterisks (“[***]”), in accordance with Rule 80(b) of the Securities and Exchange Commission and that the version of this letter filed via EDGAR omits such confidential information.  In addition, accompanying this letter is the Company’s request under Commission Rule 83 for confidential treatment under the Freedom of Information Act (“FOIA”), a copy of which letter (without enclosures) is also being sent to the Commission’s FOIA Officer.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

*  *  *  *  *

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1.  Business

Centurion Bank and AEBFSB as Issuers of Certain Cards, page 17

Comment 1
Please tell us the circumstances under which AEBFSB has committed to maintain a Total capital ratio of no less than 15%.

Response 1
As previously disclosed by the Company, in early 2009, American Express Travel Related Services Company, Inc. contributed $500 million of new capital to its wholly-owned subsidiary, American Express Bank, FSB (“the FSB”), and the FSB committed to maintain the total risk-based capital ratio of the FSB at a level of not less than 15%. [***]  The Board commitment is not a capital directive imposed on the FSB by the OTS, and the FSB is not subject to an enforcement action or capital directive requiring it to maintain its total risk-based capital ratio at or above 15%. [***]

(Note:  The Company is seeking confidential treatment for portions of its response to this comment as denoted by the bracketed asterisks above.  Please refer to Annex A to the confidential treatment request that accompanies this letter.)

*  *  *  *  *

Supervision and Regulation-General

Privacy and Fair Credit Reporting, page 42

Comment 2
We note your disclosure here and on page 52 of your Form 10-Q for the period ended March 31, 2010 that as a result of the recently-enacted Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD Act), you have undertaken various actions to mitigate the impact of this legislation. You go on to disclose that, should the actions undertaken to mitigate the impact are not effective, the legislation and amendments will “likely have a material adverse effect on the Company’s results of operations.” Please address the following in your future fillings:

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

a.
Please revise your future filings to identify in more detail the specific actions you have undertaken to mitigate the impact of this legislation, when you have (or will) implement such actions, and your evaluation of the success of such actions to date.

b.
Please revise your future filings to describe in more detail the specific “material adverse effects” that this legislation will have on the Company if the actions undertaken by you do not appropriately mitigate the risks. If possible, please quantify the potential impact you expect this will have on your financial statements.

Responses 2a and 2b
The Company notes the Staff’s various comments with respect to the impact of the CARD Act on the Company’s business.  In response to the Staff’s request for additional details regarding mitigating actions taken by the Company to offset the impact of the legislation, the Company intends to modify future filings, as appropriate, to address the Staff’s comment.  With respect to the Staff’s request that the Company revise future filings to discuss its evaluation of the success of its mitigation actions, the Company notes that, in addition to legislation and regulation, its business is affected by numerous other economic, environmental and competitive factors that cannot be easily isolated from one another, thereby making it difficult to assess the impact on the business of any single factor.  In addition, the Company notes that certain requirements of the CARD Act (in particular, the requirement to periodically reevaluate APR increases) impose periodic ongoing obligations, which may act to offset some of the pricing actions undertaken by the Company to mitigate the impact of the CARD Act on Company revenue.  Accordingly, although the Company will, to the extent possible and as may be appropriate, provide in future filings information regarding the effectiveness of its mitigation actions, the success of such actions may be difficult to evaluate and may vary over time.

With respect to the Staff’s request that the Company describe in more detail the “material adverse effects” that the legislation will have on the Company if the actions undertaken do not appropriately mitigate the risks, the Company proposes to revise future filings to indicate that its revenue and net income could be adversely impacted.   As indicated above, there are numerous factors in addition to the CARD Act that affect the Company’s business that cannot be easily isolated from one another.  In addition, certain recently-finalized rules, such as the requirement to periodically reevaluate APR increases, impose obligations that continue into the future and are of a nature whose consequences remain uncertain.  Nonetheless, to the extent possible with any reasonable degree of rigor and reliability, the Company will quantify the potential revenue and net income impacts of the CARD Act in the event that the actions taken by it to reduce the impact of the legislation do not materially mitigate the risks.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

c.	To the extent possible, please differentiate the impact of the CARD Act on your Cardmember loans from its impact on your Cardmember receivables.

Response 2c

The Company also notes the Staff’s comment regarding the differential impact of the CARD Act on cardmember loans from its impact on cardmember receivables (i.e., charge card products), and in response thereto, the Company proposes to modify its disclosure to indicate that the Act has less of an impact on the Company’s charge card products due to their pay-in-full nature.

* * * * *

With the foregoing in mind, set forth below are proposed modifications that would be made in prospective filings in response to this comment, which are based on the disclosure set forth on pages 42-43 of the 2009 Form 10-K and page 52 of the Form 10-Q for the three months ended March 31, 2010 (the “First Quarter 2010 Form 10-Q”).

2009 Form 10-K, pages 42-43

In May 2009, the CARD Act was enacted to prohibit certain practices for consumer credit card accounts. The CARD Act, among other requirements, prohibits issuers from treating a payment as late for any purpose, including increasing the annual percentage rate or imposing a fee, unless a consumer has been provided a “reasonable amount of time” to make the payment.  It also requires issuers to apply payment amounts in excess of the minimum payment first to the balance with the highest APR and then to balances with lower APRs.  In addition, the Act prohibits an issuer from increasing the APR on outstanding balances, except in limited circumstances such as when a promotional rate expires, a variable rate adjusts, or an account is seriously delinquent or completes a workout arrangement.  These requirements became effective on February 22, 2010.

Also, beginning on February 22, 2010, issuers must maintain reasonable written policies to consider a consumer’s income or assets and current obligations prior to opening an account or increasing a credit line. This may require adjustments to our account opening decisioning and line increase decisioning processes.  This is not expected to have any significant impact on these decisions – if anything it could result in fewer applications for new accounts being accepted or fewer requests for line increases being approved. In addition, applicants for new accounts who are under the age of 21 must demonstrate an independent ability to make the required minimum periodic payments.  This may decrease the number of applications that are approved for applicants under the age of 21.

The Act also requires that penalty fees be reasonable and proportional, and that issuers review recent APR increases periodically to determine if a decrease is appropriate.  These provisions become effective on August 22, 2010.  ~~Since the Federal Reserve has not yet published final rules implementing these provisions, it is difficult to assess the potential impact these requirements may have on our operations.~~

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

Although the provisions of the CARD Act apply to both the Company’s credit card products and charge card products, because the Company’s charge cards are generally pay-in-full products whose balances do not accrue finance charges, the Act has less of an impact on these products.

The Federal Reserve also amended its rules on the format and content of consumer credit card disclosures. The amendments require revisions to the format and content of all main types of open-end consumer credit disclosures, including applications and solicitations, account-opening disclosures, and periodic billing statements.  These amendments become effective on July 1, 2010. The Company made certain changes to its product terms and practices in late 2008 and during 2009 that are designed to mitigate the financial impact on Company revenue of the changes required by the CARD Act and amendments adopted by the Federal Reserve to the rules regarding Unfair or Deceptive Acts or Practices.  Other factors, such as the general economic and business environment and competition, also contributed to the decision to make these changes.  These changes included, among other things, instituting product-specific increases in pricing on purchases and cash advances, increases in fees charged on transactions made in foreign currencies, assessing late fees on certain charge products at an earlier date than previously assessed and instituting late fees on other charge products that previously had none, and lowering the balance level at which a higher level of late fee is charged.  To the extent additional rules under the CARD Act are promulgated, the Company will evaluate such rules to assess their impact on the Company, and if appropriate, make additional changes in an effort to mitigate their impact.  There is no assurance that any such changes will be ~~successful~~ effective in mitigating the financial impact to the Company of the CARD Act.  The long-term impact of the CARD Act on the Company’s business practices and revenues will depend upon a number of factors, including its ability to successfully implement its business strategies, consumer behavior and the actions of the Company’s competitors, which are difficult to predict at this time.  If the Company is unable to successfully mitigate the impact of the changes required by the CARD Act, it will likely have a material adverse effect on results of operations, including its revenue and net income.

2010 First Quarter Form 10-Q, p. 52

Certain Legislative, Regulatory and Other Developments

*********

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

In recent years, there has been a heightened level of regulatory attention on banks and the payments industry in many countries.  In May 2009, the U.S. Congress passed, and the President of the United States signed into law, legislation to fundamentally reform credit card billing practices, pricing and disclosure requirements.  This legislation accelerated the effective date and expanded the scope of amendments to the rules regarding Unfair or Deceptive Acts or Practices (UDAP) and Truth in Lending Act that restrict certain credit and charge card practices and require expanded disclosures to consumers, which were adopted in December 2008 by federal bank regulators in the United States.  Together, the legislation and the regulatory amendments, portions of which became effective commencing August 2009, include, among other matters, rules relating to the imposition by card issuers of interest rate increases on outstanding balances and the allocation of payments in respect of outstanding balances with different interest rates.  Certain other provisions of the CARD Act that go into effect in August 2010 require penalty fees to be reasonable and proportional in relation to the circumstances for which such fees are levied and require issuers to evaluate past interest rate increases twice per year to determine whether it is appropriate to reduce such increases. The Company has made changes to its product terms and practices that are designed to mitigate the impact on Company revenue of the changes required by the CARD Act and the regulatory amendments. Other factors, such as the general economic and business environment and competition, also contributed to the decision to make these changes.  These changes include instituting product-specific increases in pricing on purchases and cash advances, increases in fees charged on transactions made in foreign currencies, assessing late fees on certain charge products at an earlier date than previously assessed and instituting late fees on other charge products that previously had none, and lowering the balance level at which a higher level of late fee is charged.  In the event the actions undertaken by the Company to offset the impact of the new legislation and regulations are not effective, they will likely have a material adverse effect on the Company’s results of operations, including its revenue and net income.

Comment 3

We note your disclosure on page 44 regarding the Federal Reserve’s proposal on incentive compensation policies and we are aware of the Federal Reserve’s “horizontal review” of compensation practices at large, complex banking organizations. Taking into consideration any discussion you have had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

Response 3
The Company confirms that, taking into consideration the discussions it has had with its regulators, it continues to believe that risks arising from the Company’s compensation policies and practices for employees are not reasonably likely to have a material adverse effect on it.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

*  *  *  *  *

Item 3.  Legal Proceedings, page 82

Comment 4
We note your disclosures here and in Note 24 beginning on page 121 of Exhibit 13, as well as Item 1 of your Form 10-Q for the period ended March 31, 2010, regarding the various litigation matters the Company is exposed to. We also note that in majority of these situations, you have not disclosed either:

(i)	the possible loss or range of loss; or

(ii)	a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in your Form 10-Q for the second quarter to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Response 4
With respect to unrecognized contingencies, the Company notes the Staff’s observation that for those legal matters in which an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of a probable legal-related loss cannot be reasonably estimated, accrual as per ASC 450-20-25-2 would be inappropriate, but that paragraphs 3-5 of ASC 450-20-50 require disclosure regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made. In such instances, the Company’s ability to reasonably estimate the possible loss or range of possible loss is dependent on the particular facts and circumstances of the matter.  As detailed in the third paragraph of the Company’s revised Contingencies note below, there are a number of reasons why, in certain circumstances, the Company is unable to estimate a loss contingency.  However, in those instances in which the Company is able to reasonably estimate the possible loss or range of possible loss for a material matter, appropriate disclosure of such estimate is made.  When the Company is unable to make such a reasonable estimate of loss contingencies, the Company will provide, in addition to a description of the nature of significant contingencies, with a reference to the Legal Proceedings section of the Form 10-Q or 10-K, as applicable, a statement that the Company is unable to reasonably estimate the possible loss or range of possible loss for these cases.  For the Staff’s convenience, the Legal Proceedings section of the First Quarter 2010 Form 10-Q is attached to this letter as an appendix.  In the Company’s circumstances, the liability amounts accrued at the end of the most recent period reported in the 2009 Form 10-K and the First Quarter 2010 Form 10-Q were not material, individually or in the aggregate.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

Further, the Company notes the Staff’s observation that in instances where an accrual has been recorded because all of the criteria in ASC 450-20-25-2 have been met, ASC 450-20-50-1 states that disclosure of the amount of the accrual may be necessary in certain circumstances for the financial statements not to be misleading.  In future filings, the Company proposes to disclose the litigation expense associated with the establishment of such loss accruals for the respective reporting period, if material.  Please refer to the proposed disclosure toward the end of the second paragraph in the revised Contingencies note below.

The Company also notes the Staff’s observation that, for matters where the Company has previously accrued a liability, paragraph 3 of ASC 450-20-50 requires disclosure if it is reasonably possible that an exposure to loss exists in excess of the amount accrued.  As noted above, in such circumstances, if the Company is able to reasonably estimate the amount of the reasonably possible loss or range of possible loss in excess of the amount accrued, appropriate disclosure is made, if material.  In the Company’s circumstances, at the end of the most recent period reported in the 2009 Form 10-K and the First Quarter 2010 Form 10-Q, there were no such excess amounts that were material for disclosure.  If the Company is unable to reasonably estimate the exposure to reasonably possible loss or range of possible loss in excess of amounts accrued, it will include, in addition to the nature of significant contingencies, with a reference to the Legal Proceedings section of the Form 10-Q or Form 10-K, as applicable, a statement that the Company is unable to reasonably estimate the reasonably possible loss or range of reasonably possible loss in excess of amounts accrued.

The Company plans to include, as applicable, the following revised Contingencies note to its financial statements in future filings (as the revisions are extensive, they are not marked):

Contingencies (Draft Revised Note)

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising in connection with the conduct of their respective business activities, and are periodically subject to governmental examinations (including by regulatory and tax authorities,), information gathering requests, subpoenas, inquiries and investigations (collectively “governmental examinations”).  At ______ __, 201_, the Company and various of its subsidiaries were named as a defendant or were otherwise involved in numerous legal proceedings and governmental examinations in various jurisdictions, both in the United States and internationally.  The Company describes certain of its more significant legal proceedings and governmental examinations under “Part II.  Other Information – Item 1.  Legal Proceedings” on pages ___ - ___ of this Form 10-Q.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

The Company has recorded liabilities for certain of its outstanding legal proceedings and governmental examinations.  A liability is established when it is both (a) probable that a loss with respect to the legal proceeding has occurred and (b) the amount of the loss can be reasonably estimated (although there may be an exposure to loss in excess of the liability recorded).  The Company evaluates, on a quarterly basis, developments in legal proceedings and governmental examinations that could cause an increase or decrease in the amount of the liability that has been previously established.  [To be added if loss accruals are material in any reporting period: Excluding fees paid to external legal counsel, the Company recognized litigation expense associated with an addition to its litigation-related liabilities of $ ___ million and $ ____ million during the XX months ended ____ , 20XX and ___, 20XX, respectively.]

The Company’s legal proceedings range from cases brought by a single plaintiff to class actions with hundreds of thousands of putative class members.  These legal proceedings, as well as  governmental examinations, involve various lines of business of the Company and a variety of claims (including, but not limited to, common law tort, contract,  antitrust and consumer protection claims), some of which present novel factual allegations and/or unique legal theories.  While some matters pending against the Company specify the damages claimed by the plaintiff, many seek a not-yet-quantified amount of damages or are at very early stages of the legal process.  Even when the amount of damages claimed against the Company are stated, the claimed amount may be exaggerated and/or unsupported.  In view of the inherent difficulty of predicting the outcome of legal proceedings and governmental examinations, for the reasons described above, in many cases the Company cannot reasonably estimate a loss or a range of possible losses in excess of accrued liabilities, if any, with respect to such matters that would be meaningful to investors or predict with reasonable accuracy the timing of the ultimate resolution of such matters.

Based on its current knowledge, after taking into consideration its current litigation-related liabilities, the Company believes it is not a party to, nor are any of its properties the subject of, any pending legal proceeding or governmental examination that would have a material adverse effect on the Company’s consolidated financial condition or liquidity.  However, in light of the uncertainties involved in such matters, the ultimate outcome of a particular matter could be material to the Company’s operating results for a particular period depending on, among other factors, the size of the loss or liability imposed and the level of the Company’s income for that period.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

*  *  *  *  *

Item 11.  Executive Compensation, page 92

Comment 5
We note that your Compensation Committee has reviewed the design and controls in your incentive compensation programs to evaluate whether they encourage unnecessary and excessive risk-taking. It appears that you have concluded that no disclosure is required in response to Item 402(s) of Regulation S-K. Please confirm your conclusion and tell us if the conclusion was based on the Compensation Committee’s review as described in the proxy statement. If additional processes were undertaken in support of your conclusion, please describe them.

Response 5
The Company confirms that it considered whether its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company and concluded that they are not reasonably likely to have such an effect.

As part of its consideration of the issues addressed by Item 402(s), the Company completed an internal review process in which the Compensation and Benefits Committee of the Board of Directors (the “Compensation Committee”), together with internal legal counsel, human resources personnel and an outside consulting firm, reviewed the compensation policies and practices for various categories of employees across the Company and considered how they relate to material risks facing the Company.  In this review, management considered the different types of incentive compensation plans used across the Company in light of such risks.  As stated in the Company’s proxy statement, dated March 15, 2010 (the “2010 Proxy Statement”), the Company’s review took into consideration prevailing regulatory guidance and concerns regarding bank holding companies.  The Company also considered whether the design of these plans, which may differ from one another depending on the business unit or staff group, together with other policies, programs and procedures of the Company, operate to mitigate the potential for excessive risk-taking.

Based upon this review, management concluded, and the Compensation Committee concurred, that as a result of a combination of factors the Company’s compensation policies and practices do not incent excessive risk-taking that could have a material adverse effect on the Company.

*  *  *  *  *

Exhibit 13

Financial Review, page 18

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

Comment 6
Please revise your future filings to discuss the reasons for the significant decreases in the loan balance from December 31, 2007 to 2009, as well as the significant increase during the quarter ended March 31, 2010.

Response 6
The Company notes the Staff’s request to discuss the reasons for changes in its cardmember loan balances, and appreciated the discussion of the applicable dates with the Staff on June 29.  In its future filings with the SEC on Form 10-Q and Form 10-K, as appropriate and based on the interim or annual periods included in the respective filing, the Company will incorporate a discussion in the section of MD&A of the reasons for any significant changes in the Company’s cardmember loan balance.  Accordingly, in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, the Company intends to discuss the reasons for changes in cardmember loan balances between December 31, 2009 and June 30, 2010, with a separate explanation of the changes during the quarter ended March 31, 2010, if the reason for such changes in that period is materially different from that for the six months ended June 30, 2010.  In the Company’s Annual Report on Form 10-K for the year ending December 31, 2010, the Company will discuss the reasons for changes in cardmember loan balances between December 31, 2008 and 2009, and between December 31, 2009 and 2010.

*  *  *  *  *

Financial Statements

Note 5.  Loans, page 82

Comment 7
We note your disclosure here and on page 57 of Part 1 of your Form 10-K regarding your long-term and short term cardmember loan and receivable modification programs. Please revise your disclosure in future filings to quantify, separately for each type of modification program, the types of concessions made, including reduction in interest rate, payment extensions, forgiveness of principal, forbearance or other actions, as appropriate. In addition, please provide a narrative disclosure addressing your success with each of the different types of concessions in your proposed disclosure.

Response 7
With respect to the long-term modification programs disclosed, the specific programs include both a reduction in interest rate and placement on a long-term payment plan not exceeding 60 months.  The short-term modifications disclosed include only a reduction of interest rate and fees for a period of 12 months or less (described in further detail below in the response to Comment 8).

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

With the above in mind, in response to the Staff’s comment, the Company will revise future filings to clarify and specify the concessions granted for its  modification programs as disclosed in the Company’s financial statements.  The Company also intends to include additional disclosure to describe the success of the programs through the period presented, to the extent information is available.

The Company disclosed in the First Quarter 2010 Form 10-Q total modification programs of $1,780 million, consisting of troubled debt restructurings (“TDRs”) of $260 million and Short Term Modification Programs of $1,420 million.  In addition to these modification programs, the Company has nineteen other smaller modification programs that involve providing concessions to cardmembers in financial difficulty.  At March 31, 2010, loans modified under these smaller modification programs amounted to $141 million, with the largest program having loans amounting to only $32 million. Due to the immateriality of the amounts involved, these modification programs are not disclosed in the Company’s financial statements.

*  *  *  *  *

Comment 8
It appears from your disclosure on page 57 that loans and receivables modified under your Short Term Modification Programs, which include short-term interest rate and fee reductions to card members experiencing financial difficulty, are not considered to be troubled debt restructurings (TDR). Please address the following related to your Short Term Modification Programs:

a.
Tell us and revise future filings to disclose whether the allowance for loan losses related to these loans is not materially different than it would have been if the allowance had been calculated under ASC 310 (SFAS 114).

Response 8a
As described further in our response to the Staff’s comment in 8b, the Company has not treated loans and receivables in its Short Term Modification Programs as TDRs under the applicable accounting literature, for reasons explained below. That treatment notwithstanding, if the Company calculated the allowance for loan losses related to these loans under ASC 310 (SFAS 114), the allowance for loan losses would not be materially different from, and indeed insignificantly different from, the amounts calculated under the Company’s existing reserve methodology.

b.
Beyond the fact that the concessions are temporary in nature, tell us what accounting literature you relied on as a basis in concluding that the modifications do not constitute TDR. In this regard, specifically address in your response the fact that because you are not collecting all of the contractual principal and interest due under the original loan terms, it would appear that you may have granted a concession. Further, please also address in your response the fact that it appears that you may not have granted these modifications if the borrower had not been experiencing financial difficulty.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

Response 8b
The Company notes the Staff’s comments and submits hereunder background on the Company’ Short Term Modification Programs and the accounting literature on which the Company has relied as a basis for concluding that the modifications under such Programs do not constitute TDRs.

Background
The purpose of the Company’s Short Term Modification Programs is to help cardmembers overcome temporary financial difficulties by providing them short term relief  The design of the Programs is such that a cardmember receives a reduced contractual rate of interest for a temporary period of 12 months or less, during which time the cardmember surrenders spending privileges on all accounts. There is no retrospective forgiveness of principal, interest or fees outstanding at the date of entry into the Programs. In addition, during the temporary period of 12 months or less, no fee is charged to the cardmember and in certain cases, the minimum due amount is also reduced.  Upon successful completion of the Programs or upon default, the cardmember returns to the interest rate stated in the contractual terms and conditions contained in the cardmember agreement and spending privileges are restored in a limited manner.

The Short Term Modification Programs fall under the definition of a “Temporary Hardship Program” by the Federal Financial Institutions Examination Council (“FFIEC”), as disclosed in the Credit Card Lending – Account Management and Loss Guidance. Temporary Hardship Programs are described as programs to help borrowers overcome temporary financial difficulties and are considered to be separate from “Workout Programs” (described below), which are designed to provide cardmembers a longer-term approach to addressing past-due balances.

The FFIEC defines Workout Programs “as those programs that have longer than a 12 month duration and are described as a former open-end credit card account upon which credit availability is closed, and the balance owed is placed on a fixed (dollar or percentage) repayment schedule in accordance with modified, concessionary terms and conditions. Generally, the repayment terms require amortization/liquidation of the balance owed over a defined payment period. Such arrangements are typically used when a customer is either unwilling or unable to repay the open-end credit card account in accordance with its original terms, but shows the willingness and ability to repay the loan in accordance with its modified terms and conditions.”

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

Accounting Discussion
As noted in ASC 310 (SFAS 114), a loan modification shall be accounted for as a TDR if (i) a Debtor is experiencing financial difficulty; and (ii) the Creditor offers a concession to the debtor that it would not otherwise consider.

Due to the nature of its Short Term Modification Programs and the eligibility criteria in place to enroll in such Programs, the Company concluded that cardmembers enrolled in the Programs are experiencing financial difficulty.

The Company considered whether the reduction in interest rate for 12 months or less constitutes a concession as contemplated in the accounting literature.  Although a plain-English reading of the applicable accounting literature would suggest that a concession has been provided to cardmembers enrolled in the Short Term Modification Programs,the Company noted that the accounting literature appears to focus more on closed-end loans and permanent-type concessions over the life of a loan.  Examples of a modification in ASC 310-40 include (i)  modification of the stated interest rate for the remaining original life of the debt, (ii) extension of maturity of a debt, (iii) reduction of the face amount of the debt or (iv) a reduction of accrued interest. None of these examples appear to address the nuances of an open-ended credit card portfolio with no stated maturity and also do not contemplate prospective-only temporary modifications. The Company also considered that ASC 310 was established to clarify that in establishing loss reserves, collectibility of both contractual principal and interest is evaluated. As described in our response to Comment 8a and further hereunder, applying the ASC 310 loss reserve methodology to the Program does not result in any material change in reserves as calculated under the Company’s existing reserve methodology.  This is because the impact of providing a short term concession and discounting over this short period on the allowance is not significant.

As most accounting literature addressing TDRs focuses on examples with permanent and closed-end loans, the Company referred to the FFIEC literature noted earlier which is specific to credit card lending. Under FFIEC guidance, programs longer than 12 months in duration are considered Workout Programs and programs that are 12 months or less in durations are considered Temporary Hardship Programs. The Company also noted that the definition of a Workout Program by the FFIEC is consistent with the examples of arrangements of TDRs in the accounting literature. Accordingly, the Company considered whether it should analogize to the regulatory literature noted above and consider only Workout Programs as TDRs.

The Company also benchmarked other registrants that are credit card issuers and reviewed their public disclosures regarding TDR reporting practices for Temporary Hardship Programs. Based on that research, the Company determined there was diversity in practice. Certain registrants did not consider Temporary Hardship Programs as TDRs whereas others did not appear to consider any credit card modifications as TDRs.

Based on the above evaluation, the Company concluded that the Short Term Modification Programs were not Troubled Debt Restructurings. However, to provide full transparency to financial statement users, the Company decided to disclose the amount of loans modified under the Programs in its the financial statements and Guide 3 disclosures. We understand that the Company’s position was consistent with the broad industry practice through the 2009 reporting cycle.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

Based on more recent research of industry practice, the Company now understands that some of its peer companies have started presenting short term modification programs that provide a temporary concession for more than three months as TDRs. As a result, the Company has concluded it will disclose in future filings the Short Term Modification Programs as TDRs.

c.
Provide us with additional information regarding how the allowance is established for these loans. To this extent, please address in your response how these loans migrate into and out of various homogenous pools before and after you grant the concession, as well as after the cardmember fails to make payments as indicated under the modified terms offered on a temporary basis.

Response 8c
As disclosed in Note 5, the allowance for these loans is established primarily based upon models that analyze portfolio performance and reflect management’s judgment regarding overall reserve adequacy. The analytic models take into account several factors, including average losses and recoveries over an appropriate historical period. Management considers whether to adjust the analytic models for specific factors such as increased risk in certain portfolios, impact of risk management initiatives on portfolio performance and concentration of credit risk based on factors such as tenure, industry or geographic regions. In addition, management adjusts the reserves for losses for other external environmental factors including leading economic and market indicators such as the unemployment rate, GDP, home price indices, non-farm payrolls, personal consumption expenditures index, consumer confidence index, purchasing manager’s index, bankruptcy filings and the legal and regulatory environment. As part of this evaluation process, management also considers various reserve coverage metrics, such as reserves as a percentage of past-due amounts, reserves as a percentage of cardmember loans and net write-off coverage.

For loans in the Short Term Modification Programs, the Company retains these loans in their original homogeneous pools at both the time of modification and in the event of default on the modified terms. However, to the extent management identifies that the credit risk of these loans is not adequately captured within the loss history of their existing homogeneous pools, management establishes a specific allowance to capture the remaining credit risk, and established such an allowance at December 31, 2009 and March 31, 2010.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

As discussed in the Company’s response to Staff comment 8b above, the Company will disclose in future filings the Short Term Modification Programs as TDRs. Concurrent with this change, the Company will calculate the allowance for loan losses related to these loans under ASC 310  (i.e., use a present value approach based on expected future cash flows discounted at the loan’s effective interest rate prior to modification).

d.	Please revise your future filings to clarify how your various modification programs affect the accrual or non-accrual status classification of receivables and loans.

Response 8d
The Company’s policy, consistent with regulatory guidelines, is to continue accruing interest and fees on past due accounts until charge-off at 180 days past due.  An exception to this policy is that when a past-due account is placed with an outside collection agency prior to 180 days past due, the Company ceases the accrual of interest and fees, and such accounts are disclosed as “not accruing interest”, and considered nonaccrual.  To ensure that the net income of the Company is appropriately stated, the Company establishes an allowance for the amount of interest and fees not expected to be collected.

Cardmember loans in the Program that have a temporary (generally for six months or less) rate of interest of 0% have not been considered non-accrual because in such cases, the contractual rate of the loan has been reset to 0% only on a temporary basis and the Company has not made a decision, based on collectability concerns, to cease interest accrual.  In future filings, to improve transparency, the Company will disclose the balance of loans that carry a zero rate of interest as nonaccrual loans.

*  *  *  *  *

Comment 9

You state on page 61 that Cardmember loans included balances with extended payment terms on certain charge card products. In your future filings, please revise Note 5 to more clearly explain the nature of these balances and the nature of the extended payment terms. To the extent that such balances are reclassified from receivables to loans, please identify triggers for and amount of such reclassifications.

Response 9

The Company has certain products that are structured to allow charge card customers added flexibility in their payment structure. As such, when a cardmember elects these products, it provides the cardmember with the option to choose to pay the balance in full or to only pay a minimum due amount for the current month, with interest to be charged on the unpaid balance, similar to a credit card product. The reference to ‘balances with extended payment terms’ on page 61 is to balances outstanding under these products.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

The trigger to classify such balances as loans is based on a cardmember election to extend the payment terms for a transaction on the charge card. Certain extended payment term products require this election to be made by the cardmember even prior to the transaction on the charge card. Other extended payment term products require a cardmember to make the election for extended payment terms shortly after the transaction on the charge card.  Further, the election can only be made by cardmembers who meet appropriate underwriting criteria at the time payments are extended.

In future filings, the Company will revise Note 5, as follows:

2009 Form 10-K, page 82

Cardmember loans represent amounts due from lending product customers.  These loans are recorded at the time a cardmember enters into a point-of-sale transaction with a merchant or when a charge card customer, who meets appropriate underwriting criteria, enters into an extended payment arrangement.

As the Staff’s comment is based on the language in the Glossary on page 61 of the 2009 Form 10-K, the Company will include the following language in its future filings to more clearly explain the nature of balances under extended payment terms for charge card products and the triggers for such terms.

2009 Form 10-K, page 61 - Glossary

Cardmember loans — Represents the outstanding amount due from cardmembers for charges made on their American Express credit cards, as well as any interest charges and card-related fees. Cardmember loans also include balances with extended payment terms on certain charge card products that are elected by cardmembers who meet appropriate underwriting criteria and are net of unearned revenue. The extended payment terms on a charge card product are similar to the payment terms under a credit card agreement.

*  *  *  *  *

Note 21.  Retirement Plans. Page 113

Comment 10

We note that you currently have several noncontributory defined-benefit pension plans and that you present your noncontributory defined-benefits pension plans on an aggregated basis in your disclosures on pages 113-117. Please confirm that all plans presented on an aggregated basis have projected and accumulated pension obligations in excess of the fair value of the plan assets. If not, please revise your future filings to provide the disclosures required by ASC 715-20-50-3 for those plans have accumulated benefit obligations in excess of the fair value of plan assets at the measurement date.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

Response 10
The Company refers the Staff to two tables at the bottom of page 114 and one table at the top of page 115 in the Company’s 2009 Form 10-K that speak to this information.  Those tables are intended to report the following:

1.	Accumulated and projected benefit obligations for all plans,
2.	Accumulated benefit obligation (“ABO”) and fair value of plan assets for only those plans for which the ABO exceeds fair value, and
3.	Projected benefit obligations (“PBO”) and fair value of plan assets for all plans, as the PBO for all plans exceeds fair value.

The tables described in 2 and 3 above do not include any plans for which the fair value of plan assets equals or exceeds the relevant obligation.

  *  *  *  *  *

Comment 11
As a related matter, we note that you sponsor certain non-U.S. retirement plans that appear to be presented on an aggregated basis with certain other plans in your disclosures. Please consider the need to provide separate disclosure of these foreign plans in your future filings to the extent that the benefit obligations of the foreign plans are significant relative to your total benefit obligation or in the event those plans use significantly different assumptions. Refer to ASC 715-20-50-4.

Response 11
In its preparation of Note 21, Retirement Plans found on pages 113-118 of the Company’s 2009 Annual Report to Shareholders, the Company considered whether non-U.S. plans should be separately disclosed and determined that the U.S. and non-U.S. plans could be disclosed on an aggregate basis.

The Company’s determination to present aggregate amounts throughout its retirement plan disclosures was primarily based on (1) the immateriality of the retirement plan obligations, assets, and expense relative to the Company’s overall financial statements, and (2) the 2007 closure of the Company’s U.S. and U.K. defined benefit pension plans, which, over the long term, will result in increased immateriality of those obligations.  The three tables below support this reasoning.  Table 1 shows the immateriality of the obligations and expense related to retirement plans. Table 2 shows the sensitivity around assumptions.  Table 3 shows the total projected retirement obligation slightly declining over the near term as a result of plan closures as well as showing the U.S. obligation declining at a faster rate because the plan is frozen (no longer accrues future benefits).

Therefore, after thorough consideration of all facts and circumstances related to its retirement plans, the Company is of the view that separate disclosure is not required under U.S. GAAP because such disclosure does not provide materially useful information for users of the Company’s financial statements.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

The Company evaluated the following data in arriving at its determination:

Table 1

($MM)	Total(a)			US			UK
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Plan assets	1,989	1,693	2,593	967	928	1,241	929	687	1,241
PBO	2,395	2,134	2,480	1,203	1,124	1,162	969	804	1,106
ABO	2,327	2,057	2,371
Pension expense(b)	21	13	28	3	(9)	(34)	0	6	47

Total assets	124,088	126,074	149,743
Total liabilities	109,682	114,233	138,714
Net income	2,130	2,699	4,012
Salaries and benefits	5,080	6,090	5,440

Plan assets as % of total assets	1.6%	1.3%	1.7%
PBO as % of total liabilities	2.2%	1.9%	1.8%
ABO as % of total liabilities	2.1%	1.8%	1.7%
Expense as % of net income	1.0%	0.5%	0.7%
Expense as % of salaries and benefits	0.4%	0.2%	0.5%

(a) Other non-US plan obligations are insignificant compared to the total obligation; therefore, those plans, although disclosed as part of the aggregated obligation were excluded from this table (total PBO of $223M, $206M, and $212M for 2009, 2008, and 2007, respectively.)

(b) There was a $63M curtailment gain included in 2007 U.S. expense due to the closure of the plan.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

                                                             Table 2

Assumptions:				$ Increase/(Decrease)
($MM)	2009	2008	2007	2009	2008	2007	2009	2008	2007
Discount Rate	5.3%	5.9%	5.8%	5.2%	6.0%	6.1%	5.8%	6.2%	5.8%
Sensitivity of expense from 25bp increase(c)					1.4			(4.3)
Sensitivity of obligation from 25bp increase					(22.0)			(38.0)
Expected Return on Plan Assets (EROA)	6.9%	7.6%	7.8%	7.0%	7.3%	8.3%	7.0%	8.0%	7.5%
Sensitivity of expense from 25bp increase					(2.3)			(2.6)
Inflation Rates				(d)	(d)	(d)	3.3%	3.0%	3.3%

(c) The increase in expense for the U.S. plan is primarily from increased interest expense (there are no future benefit costs and the 10% corridor for recognizing actuarial gains and losses has not been exceeded).  The decrease in expense for the U.K. plan is primarily from reduced amortization of unrecognized costs because the obligation decreased thus lowering the excess over the corridor.

(d) The inflation rate assumption no longer applies for the U.S since the plan is frozen.

                                                                  Table 3

Projected PBO(e)
($MM)	2012	2011	2010
US	1,073	1,122	1,169
UK	1,100	1,056	1,012
Total	2,173	2,178	2,181

(e) Based on holding all assumptions constant thus isolating the impact of expected benefit payments.

We further note the following as additional support for both current and prior period disclosures presented on an aggregate basis:

ASC 715-20-50-4 states:

A U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions.

In prior periods as shown in Table 2 above, the Company’s U.S. and U.K. retirement plan discount rate assumptions have been similar, while not always identical.  In 2009, the U.S. discount rate differed from the U.K. discount rate by 60bps.  This difference is, overall, not significant in examining the impacts of sensitivity on the obligations and expense as shown in the table.

In summary, given the immateriality of pensions as a whole, combined with the lack of significant difference in assumptions for the US and UK plans, the Company determined that presenting pension disclosures on an aggregate basis was appropriate.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

*  *  *  *  *

Comment 12
Please revise future filings to disclose how you define “long-term” as it relates to your expected long-term rate of return on plan assets. Additionally, disclose the actual return on assets during the periods presented.

Response 12
In developing its long-term expected return on plan assets, the Company considers expected and historical returns over five to 15 years based on the mix of assets in its plans, and the Company will provide this information in future filings.

The actual return on plan assets, which is displayed in the table, Reconciliation of Change in Fair Value of Plan Assets, near the top of page 114 of our 2009 Form 10-K, is as follows:
2009	$290 million
2010	$(461) million.
We will continue to display this information in future filings.

*  *  *  *  *

Definitive Proxy Statement

Comment 13
Please provide us with a proposed disclosure that covers all of the information required by Items 407(c)(2)(vi) and 407(h) of Regulation S-K and confirm that you will include such information in future filings.

Response 13
The Company has reviewed the disclosures in its proxy statement, dated March 15, 2010 (the “2010 Proxy Statement”), in light of the information required by Items 407(c)(2)(vi) and Item 407(h) of Regulation S-K.

With respect to Item 407(c)(2)(vi), the Company believes that its disclosures contain all information required by such item, and the Company respectfully refers the Staff to the information found under the following captions in the 2010 Proxy Statement: (i) “Corporate Governance – Nominating and Governance Committee” on page 10 thereof, (ii) “Election of Directors – Director Qualification and Experience” on page 16 thereof and (iii) “Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders” on page 61 thereof.  Although neither the Nominating and Governance Committee (the “Nominating Committee”) of the Company’s Board of Directors nor the Board has a policy with regard to the consideration of diversity in identifying director nominees, as disclosed on pages 10 and 16 of the 2010 Proxy Statement, the Board, acting through the Nominating Committee, seeks a Board comprised of persons with diverse characteristics, skills and experiences.

With respect to Item 407(h), the Company has reviewed the information found under the following captions in the 2010 Proxy Statement:  (i) “Corporate Governance – Summary of the Company’s Corporate Governance Principles – Executive Sessions and Presiding Directors”; “; – Board Leadership” on pages 6 and 7 thereof and (ii) “Corporate Governance – Risk Oversight” on page 11 thereof.   Based on its review of such information, as well as Mr. Schwartz’s conversation with Mr. Seaman, and assuming the Board’s leadership structure remains unchanged from that disclosed in the 2010 Proxy Statement, the Company intends to revise in future filings the second paragraph found under “Corporate Governance – Summary of the Company’s Corporate Governance Principles – Board Leadership” as follows in response to this comment:

The Nominating Committee reviews the Board’s leadership structure annually, and the Chair of the Nominating Committee and of each of the other Board Committees lead an annual evaluation of the performance and effectiveness of the Board of Directors and of each Committee.  In 2009, the Nominating Committee determined not to have a lead independent director, but rather to maintain the current leadership roles of our presiding director structure, which is described above.  In making this determination, the Nominating Committee considered the leadership provided by each of the Board Committee Chairs, the strength and independent-mindedness of the current Directors, the quality of the Board and Committee agendas and discussions, the quality of the Board’s discussions at its executive sessions, the regular communications between Mr. Chenault and members of the Board and Mr. Chenault’s responsiveness to matters raised by the Directors.  The Nominating Committee concluded that multiple Directors exercising important leadership roles has ensured that the Board functions effectively and efficiently, receives high-quality, adequate and timely information, and acts independently in overseeing management and the Company.

*  *  *  *  *

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed each of the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-5478 or Joan Amble at 212-640-2744.

Very truly yours,

/s/ Daniel T. Henry
Daniel T. Henry
Executive Vice President and Chief Financial Officer

cc:        Ms. Brittany Ebbertt
Michael Seaman, Esq.
Kathryn McHale, Esq.
Ms. Joan C. Amble
Richard M. Starr, Esq.
Mr. Ward R. Hamm, PricewaterhouseCoopers

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

Appendix A

ITEM 1.	LEGAL PROCEEDINGS

The Company and its subsidiaries are involved in a number of legal and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of their respective business activities. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. In the course of its business, the Company and its subsidiaries are also subject to governmental examinations, information gathering requests, subpoenas, inquiries and investigations. The Company believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration, regulatory, tax or investigative proceedings that would have a material adverse effect on the Company’s consolidated financial condition or liquidity. However, it is possible that the outcome of any such proceeding could have a material impact on results of operations in any particular reporting period as the proceedings are resolved. Certain legal proceedings involving the Company are described below. For a discussion of certain other legal proceedings involving the Company and its subsidiaries, please refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Corporate Matters

In November 2009, a putative class action captioned Amick v. American Express Travel Related Services Co., was filed in the U.S. District Court for the Southern District of New York seeking to recover unpaid wages and overtime compensation at one of the Company’s call centers. The Plaintiff seeks to represent all similarly situated employees in a collective action under the Fair Labor Standards Act (“FLSA”) and in a Rule 23 class action under the North Carolina Wage and Hour Act. On January 26, 2010, the Court granted the Company’s motion to transfer the case to the U.S. District Court for the Middle District of North Carolina. Subsequently, plaintiff voluntarily dismissed its action, without prejudice, but has joined as a plaintiff in the Patzke matter discussed below.

In February 2010, a putative class action captioned Patzke, Knauss and Amick v. American Express Travel Related Services Company, Inc., was filed in the U.S. District Court for the District of Arizona. Similar to the Amick complaint discussed above, the complaint in Patzke seeks to recover allegedly unpaid wages and overtime compensation for a class of employees at the Company’s call centers. In April 2010, plaintiffs served an Amended Complaint on the Company that, among other things, added Amick as a plaintiff. The Company has filed a motion to have the Patzke action transferred to North Carolina, which was the venue of the Amick action.

In May 2008, a shareholders’ derivative suit was filed in New York State Supreme Court in Manhattan naming American Express Company and certain current and former directors and senior executives as defendants. The case captioned as City of Tallahassee Retirement System v. Akerson et al. alleges breaches of fiduciary duty “arising from knowing breaches of fiduciary obligations by certain current and former officers and directors of the Company that have led to the imposition of deferred criminal charges on a bank that at the time such charges were entered was owned by American Express, as well as the Company’s payment of approximately $65 million in penalties to federal and state regulators” related to American Express Bank Limited’s (AEBL) and TRS’s anti-money laundering programs. The complaint also states that the sale of AEBL took place after American Express had “allowed the value of its banking business unit to be dramatically impaired on account of the systemic violations of law and resulting deferred criminal charges.” The complaint seeks monetary damages on behalf of the Company. The defendants filed a motion to dismiss the complaint and in October 2009, the Court dismissed the complaint against all defendants. The plaintiff had filed a Notice of Appeal of the dismissal, but has since informed the Company that it does not intend to pursue such appeal.

In December 2008, a putative class action captioned Obester v. American Express Company, et. al. was filed in the United States District Court for the Southern District of New York. The complaint alleges that the defendants violated certain ERISA obligations by: allowing the investment of American Express Retirement Savings Plan assets in American Express common stock when American Express common stock was not a prudent investment; misrepresenting and failing to disclose material facts to Plan participants in connection with the administration of the Plan; and breaching certain fiduciary obligations. The Company is also a defendant in three other putative class actions making allegations similar to those made in the Obester matter: Tang v. American Express Company, et. al. , filed on December 29, 2008 in the United States District Court for the Southern District of New York, Miner v. American Express Company et. al. , filed on February 4, 2009 in the United States District Court for the Southern District of New York, and DiLorenzo v. American Express Company et. al. , filed on February 10, 2009 in the United States District Court for the Southern District of New York. American Express has filed a motion to dismiss these actions. In April 2009, these actions were consolidated into a Consolidated Amended complaint, captioned In Re American Express ERISA Litigation. Following argument on American Express’ motion to dismiss this action, the Court permitted plaintiffs to file a Second Amended Complaint. In April 2010, American Express has filed a motion to dismiss the amended complaint.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

U.S. Card Services and Global Merchant Services Matters

Since July 2003 the Company has been named in a number of putative class actions in which the plaintiffs allege an unlawful antitrust tying arrangement between certain of the Company’s charge cards and credit cards in violation of various state and federal laws. These cases have all been consolidated in the U.S. District Court for the Southern District of New York under the caption: In re American Express Merchants’ Litigation. A case making similar allegations was also filed in the Southern District of New York in July 2004 captioned: The Marcus Corporation v. American Express Company et al. The Marcus case is not consolidated. The plaintiffs in these actions seek injunctive relief and an unspecified amount of damages. In April 2004, the Company filed a motion to dismiss all the actions filed prior to the date of its motion. In March 2006, that motion was granted, with the Court finding the claims of the plaintiffs to be subject to arbitration. Plaintiffs asked the District Court to reconsider its dismissal. That request was denied. The plaintiffs appealed the District Court’s arbitration ruling and in January 2009, the U.S. Court of Appeals for the Second Circuit reversed the District Court. The Company filed with the U.S. Supreme Court a petition of certiorari from the Second Circuit’s arbitration ruling. On May 3, 2010, the Supreme Court granted the Company’s petition, vacated the judgment of the Second Circuit and remanded the case back to the Second Circuit for further consideration. The Company also filed a motion to dismiss the action filed by The Marcus Corporation, which was denied in July 2005. In October 2007, The Marcus Corporation filed a motion seeking certification of a class. In March 2009, the Court denied the plaintiffs’ motion for class certification, without prejudicing their right to remake such a motion upon resolution of the pending summary judgment motion. In April 2009, the Court denied plaintiffs’ motion for reconsideration of the March 2009 order. In September 2008, American Express moved for summary judgment seeking dismissal of The Marcus Corporation’s complaint, and The Marcus Corporation cross-moved for partial summary judgment on the issue of liability. A decision on the summary judgment motions is pending. A case captioned Hayama Inc. v. American Express Company et al., which makes similar allegations as those in the actions described above, was filed and remains in the Superior Court of California, Los Angeles County (filed December 2003). The Company continues to request that the California Superior Court that is hearing the Hayama action stay such action. To date the Hayama action has been stayed.

In June 2008, five separate lawsuits were filed against American Express Company in the U.S. District Court for the Eastern District of New York alleging that the Company’s “anti-steering” rules in its merchant acceptance agreements violate federal antitrust laws. As alleged by the plaintiffs, these rules prevent merchants from offering consumers incentives to use alternative forms of payments when consumers wish to use an American Express-branded card. The five suits were filed by each of Rite-Aid Corp., CVS Pharmacy Inc., Walgreen Co., Bi-Lo LLC., and H.E. Butt Grocery Company. The plaintiff in each action seeks damages and injunctive relief. American Express filed its answer to these complaints and also filed a motion to dismiss these complaints as time barred. The Court entered a scheduling order on January 26, 2010 and denied the Company’s motion to dismiss the complaints in March 2010.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
July 16, 2010

In July, 2009, a putative class action, captioned The Wild Grape v. American Express Company, et al., was filed in the U.S. District Court for the Central District of California. The complaint challenges American Express’s policy of retaining the discount charged to certain merchants when underlying purchases are returned to the merchant by an American Express cardmember for a refund. The complaint seeks certification of a California-only class. American Express has filed a motion to dismiss the complaint. In April 2010, prior to the Court’s reaching a decision on the Company’s motion to dismiss, plaintiff agreed to dismiss its lawsuit after the parties resolved the action on an individual basis.

In October 2009, a putative class action, captioned Lopez, et al. v. American Express Bank, FSB and American Express Centurion Bank, was filed in the U.S. District Court for the Central District of California. The complaint seeks to certify a nationwide class of American Express cardmembers whose interest rates were changed from fixed to variable in or around August 2009 or otherwise increases. American Express filed a motion to compel arbitration, and plaintiff has amended their complaint to limit the class to California residents only. The Company has filed a motion to dismiss the amended complaint, which is pending.